UNISYS CORPORATION
                                   Unisys Way
                          Blue Bell, Pennsylvania 19424


							June 1, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Maryse Mills-Apenteng


Re: 	Acceleration Request for Unisys Corporation
	Registration Statement on Form S-3 (File No. 333-155735)

Dear Ms. Mills-Apenteng:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, Unisys Corporation hereby respectfully requests acceleration of the above-referenced Registration Statement on Form S-3 so that it will become effective at 10:00 a.m. Eastern time on June 4, 2009, or as soon thereafter as practicable.

      As you requested, the undersigned hereby acknowledges that:

* should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the undersigned may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions, please contact Virginia Pappas, Esq., Associate General Counsel, at (215) 986-4058.


                                            Sincerely,

                                            UNISYS CORPORATION


                                            By: /s/ Scott A. Battersby
                                                ----------------------
                                          Name: Scott A. Battersby
                                         Title: Vice President and Treasurer